UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438, and (ii) the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

On June 2, 2011, Orckit Communications Ltd. ("Orckit") concluded the public tender process in respect of the public offering in Israel of its Series B Convertible Notes due December 31, 2017 (the "Notes"), previously announced on April 14, 2011.  The final pricing information relating to the public offering was NIS 30,779,000 aggregate principal amount of Notes (approximately $9.0 million) at the price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount), an interest rate of 8% per year, no linkage to the consumer price index, and a conversion price of NIS 10.00 per ordinary share (approximately $2.94).  The Notes are not subject to early redemption by Orckit in 2012. The offering was conducted pursuant to a "Dutch auction" tender process in accordance with the Israeli Securities Law, 1968, and the Notes will be listed on the Tel Aviv Stock Exchange.  Orckit expects to receive gross offering proceeds of approximately NIS 28.9 million (approximately $8.5 million), or NIS 27.4 million (approximately $8.0 million), net of offering expenses. The closing of the offering is expected to occur on June 6, 2011.

Mr. Izhak Tamir, Orckit's Chairman and President, and Mr. Eric Paneth, Orckit's Chief Executive Officer and a director, invested $1.85 million and $0.15 million in the public tender, respectively. In addition, Catalyst Private Equity Partners (Israeli) II, LP, and affiliated funds, invested an aggregate of $1.0 million in the institutional tender.  Such investments were made on the same terms and conditions as those of all the other investors in the respective tenders.  Mr. Yair Shamir, an outside director of Orckit, serves as the Chairman of the management company of such funds.  As a result of potential conflicts of interest that may arise between this investment and his role as an outside director of Orckit, Mr. Shamir resigned from Orckit's board of directors.

The offering described above was made in Israel to residents of Israel only. The Notes will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States absent such registration or an applicable exemption from such registration requirements. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-looking statements

The information herein contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements relating to the execution of the offering and the proceeds therefrom are subject to uncertainties and assumptions about market conditions and sufficient offers received. The actual conditions could lead to materially different outcome than that set forth above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

By:	/s/ Izhak Tamir
Izhak Tamir
President

Date: June 3, 2011